UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___)*

NMI HOLDINGS, INC.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

629209305
(CUSIP Number)

Christopher E. Kirkpatrick, Esq. Hayman Capital Management, L.P. 2101 Cedar Springs Road, Suite 1400 Dallas, TX 75201 Tel. No.: 214-347-8050
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Hayman Capital Management, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 5,496,500 shares of Common Stock
9 Sole Dispositive Power 0
10 Shared Dispositive Power 5,496,500 shares of Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,496,500 shares of Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 9.5%
14	Type of Reporting Person (See Instructions) IA, PN (Limited Partnership)

1	Names of Reporting Persons. Hayman Investments, L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 5,496,500 shares of Common Stock
9 Sole Dispositive Power 0
10 Shared Dispositive Power 5,496,500 shares of Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,496,500 shares of Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 9.5%
14	Type of Reporting Person (See Instructions) HC, OO (Limited Liability Company)

1	Names of Reporting Persons. J. Kyle Bass
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 5,496,500 shares of Common Stock
9 Sole Dispositive Power 0
10 Shared Dispositive Power 5,496,500 shares of Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,496,500 shares of Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 9.5%
14	Type of Reporting Person (See Instructions) HC, IN

1	Names of Reporting Persons. John Brandon Osmon
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 0
9 Sole Dispositive Power 0
10 Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

Item 1.	Security and Issuer

This Schedule 13D relates to shares of Class A Common Stock, par value $0.01 per share (the “Common Stock”), of NMI Holdings, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 2100 Powell Street, 12th Floor, Emeryville, CA 94608.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed jointly by and on behalf of (i) Hayman Capital Management, L.P. (“Hayman Capital Management”), (ii) Hayman Investments, L.L.C. (“Hayman Investments”), (iii) J. Kyle Bass and (iv) John Brandon Osmon (together, the “Reporting Persons”).

Hayman Capital Management acts as an investment adviser to, and manages investment and trading accounts of, other persons, including Hayman Capital Master Fund, L.P. (“HCMF”).  Hayman Capital Management may be deemed, through investment advisory contracts or otherwise, to beneficially own securities owned by other persons, including HCMF.  Hayman Investments is the general partner of Hayman Capital Management and, in such capacity, may be deemed to control Hayman Capital Management and beneficially own securities beneficially owned by Hayman Capital Management.  Mr. Bass is the managing member of Hayman Investments and, in such capacity, may be deemed to control Hayman Investments and beneficially own securities beneficially owned by Hayman Investments.  Mr. Osmon is a managing director of Hayman Capital Management and is a director of the Issuer.  Securities of the Issuer held by Mr. Osmon may be deemed to be beneficially owned by HCMF.  All other securities of the Issuer reported herein are held for the account of HCMF.

Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that, except as expressly stated in this statement, neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.

(b) The address of the principal business office of each reporting person is 2101 Cedar Springs Road, Suite 1400, Dallas, Texas 75201.

(c) The principal business of Hayman Capital Management is acting as an investment adviser to, and managing investment and trading accounts of, other persons, including HCMF. The principal business of Hayman Investments is serving as the general partner of Hayman Capital Management. The principal occupation of Mr. Bass is serving as the Managing Member of Hayman Investments. The principal occupation of Mr. Osmon is serving as a managing director of Hayman Capital Management.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or State securities laws or finding any violation with respect to such laws.

(f) See Item 6 of the cover pages.

Item 3.	Source and Amount of Funds or Other Consideration

The shares of Common Stock reported herein were acquired by HCMF in private transactions occurring between May 10, 2012 and July 1, 2013 for an aggregate of $56,132,635 and were purchased using working capital of HCMF.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock reported herein for investment purposes and not with an intent, purpose or effect of changing control of the Issuer.  However, the Reporting Persons may, at their discretion, initiate discussions with the Board of Directors of the Issuer regarding the performance of the Issuer’s management team and/or other matters concerning the management of the Issuer.

The Reporting Persons review their holdings in the Issuer on a continuing basis and as part of this ongoing review, evaluate various alternatives that are or may become available with respect to the Issuer and its securities. The Reporting Persons may from time to time and at any time, in their sole discretion, acquire or cause to be acquired, additional equity or debt securities or other instruments of the Issuer, its subsidiaries or affiliates, or dispose or cause to be disposed, such equity or debt securities or other instruments, in any amount that the Reporting Persons may determine in their sole discretion, through open market transactions, privately negotiated transactions or otherwise.

Depending upon a variety of factors, the Reporting Persons may from time to time and at any time, in their sole discretion, consider, formulate, discuss and implement various plans or proposals intended to enhance the value of their current or future investment in the Issuer, enhance stockholder value or enhance the value of the Issuer’s assets, or that may involve other extraordinary matters relating to the Issuer Any such action may be made by the Reporting Persons alone or in conjunction with other shareholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in in any of the transactions, matters or effects enumerated in Item 4(a)-(j) of Schedule 13D.

From time to time, the Reporting Persons or entities to which they provide investment advice may, from time to time, (i) enter into derivative securities transactions or other hedging arrangements with respect to securities held for their accounts, (ii) hold shares of Common Stock in margin accounts or lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and retain dividends during the term of the loan.  From time to time, to the extent permitted by applicable law, Reporting Persons or entities to which they provide investment advice may borrow securities, including shares of Common Stock, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short sale positions in such securities.

The information set forth in this Item 4 is subject to change from time to time and at any time, and there can be no assurances that the discussions described in this Item 4 will continue or occur or that any of the Reporting Persons will or will not take, or cause to be taken, any of the actions described above or any similar actions.

Item 5.	Interest in Securities of the Issuer

(a) and (b)  See Items 7-11 of the cover pages and Item 2 above.

Pursuant to Rule 13d-4, each of the Reporting Persons expressly declares that this Schedule 13D and any amendments hereto shall not be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities reported herein, except to the extent that such Reporting Person owns such shares.

The percentage calculations herein are based on information provided by the Issuer in a prospectus filed with the Securities and Exchange Commission on November 8, 2013 (the “Prospectus”).

(c)  The Reporting Persons did not engage in any transactions involving securities of the Issuer during the sixty day period prior to the filing of this Schedule, except that in connection with his service as a director of the Issuer, on November 8, 2013, Mr. Osmon received the following grants of securities from the Issuer:

•
Stock Option to purchase up to 37,813 shares of Common Stock at an exercise price of $10.00 per share, which stock option was granted pursuant to the Issuer’s 2012 Stock Incentive Plan. The stock option grant is time vested, based generally on continued service and is scheduled to vest in equal installments on each of the second and third anniversaries of the date of the grant.

•
30,940 Restricted Stock Units granted pursuant to the Issuer’s 2012 Stock Incentive Plan. Each restricted stock unit represents a contingent right to receive one share of Common Stock upon vesting and settlement. The restricted stock unit award is time vested, based generally on continued service and is scheduled to vest in equal installments on each of the second and third anniversaries of the date of the grant.

•
5,000 Restricted Stock Units granted pursuant to the Issuer’s 2012 Stock Incentive Plan. Each restricted stock unit represents a contingent right to receive one share of Common Stock upon vesting and settlement. The restricted stock unit award is time vested, based generally on continued service and is scheduled to vest on February 14, 2014.

(d)  The shares of the Common Stock reported herein are held for the account of HCMF.

In addition, pursuant to an arrangement between Mr. Osmon and Hayman Capital Management, any economic benefit that Mr. Osmon derives from securities of the Issuer that he receives in connection with his service as a director of the Issuer (net of taxes, brokerage and other expenses associated with the acquisition, disposition or holding thereof) shall inure to the benefit of HCFM.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Shares of Common Stock held by HCMF are subject to a registration rights agreement, pursuant to which the Issuer is required, under certain circumstances described in the Prospectus, to file a registration statement with the Securities and Exchange Commission to register the sale of such shares.  In addition, the registration statement restricts the sale of such shares until at least December 8, 2013.

Except as otherwise described herein, none of the Reporting Persons has any legal or other contract, arrangement, understanding, or relationship with any other person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1                      Joint Filing Agreement by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:              November 18, 2013

HAYMAN CAPITAL MANAGEMENT, L.P.

By: Hayman Investments, L.L.C.
its General Partner

By: /s/ Christopher E. Kirkpatrick
Christopher E. Kirkpatrick
General Counsel

HAYMAN INVESTMENTS, L.L.C.

By: /s/ Christopher E. Kirkpatrick
Christopher E. Kirkpatrick
General Counsel

J. KYLE BASS

/s/ J. Kyle Bass
J. Kyle Bass, Individually

JOHN BRANDON OSMON

/s/ John Brandon Osmon
John Brandon Osmon, Individually